UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

LILIS ENERGY, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

532403102

(CUSIP Number)

United States of America

Tel. No.: (646) 307-4500

(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

October 6, 2014

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS G. TYLER RUNNELS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,492,110
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 2,492,110
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,492,110 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.99%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	Includes (i) 866,414 shares held by the Runnels Family Trust DTD 1-11-2000 (the “Runnels Family Trust”), of which Mr. Runnels, with Jasmine N. Runnels, is trustee, (ii) 906,610 shares held by T.R. Winston & Company, LLC (“TR Winston”), of which Mr. Runnels is the majority owner (iii) 122,991 shares held by High Tide, LLC (“High Tide”), of which Mr. Runnels is the manager, (iv) 4,025 shares held by Pangaea Partners, LLC, of which Mr. Runnels is the manager, (v) 5,250 shares of TRW Capital Management, LLC, of which Mr. Runnels is the chairman, (vi) 575,795 shares held by Golden Tiger, LLC, of which Mr. Runnels is the manager, (vii) 25 shares held by Mr. Runnels through SEP IRA Pershing LLC Custodian, and (viii) 15,000 shares held by Mr. Runnels through G. Tyler Runnels 401k. Does not include (i) shares issuable to the Runnels Family Trust upon (a) conversion of outstanding debentures (427,164), (b) conversion of outstanding preferred stock (103,734), and (c) exercise of outstanding warrants (156,033 shares), (ii) shares issuable to TR Winston upon (a) conversion of outstanding preferred stock () and (b) exercise of outstanding warrants (1,525,699 shares), and (iii) 16,666 shares issuable to High Tide, LLC upon exercise of outstanding warrants.

(2)	Percentage based upon 27,728,827 outstanding shares of Common Stock, as reported on the Issuer’s Periodic Report on Form 10-Q, filed with the Commission on June 17, 2014.

Item 1. Security and Issuer

The name of the issuer is Lilis Energy, Inc., Inc. (f/k/a Recovery Energy, Inc. (the “Issuer”). The address of the Issuer's principal office is 1900 Grant Street, Suite 720, Denver, CO 80203, United States of America. This Schedule 13D relates to the Issuer's Common Stock, par value $0.0001 (the “Shares”).

Item 2. Identity and Background

(a), (f)	This statement on Schedule 13D is being filed by G. Tyler Runnels (the “Reporting Person”), who is a United States citizen.”

(b)	The Reporting Person’s residence or place of business is:

2049 Century Park East, Suite 320, Los Angeles, CA 90067

(c)	Mr. Runnels serves as the Chairman and CEO of T.R. Winston & Company, LLC. The address of T.R. Winston & Company, LLC is 2049 Century Park East, Suite 320, Los Angeles, CA 90067, United States of America.

(d)	The Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)	The Reporting Person has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

The funds for the purchase of Shares came from Mr. Runnels personal funds and the investment capital of T.R. Winston & Company (“TR Winston”), LLC, High Tide, LLC, Pangaea Partners, LLC, TRW Capital Management, LLC, and Golden Tiger, LLC, which are all managed by Mr. Runnels.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for investment purposes in the ordinary course of the business of the entities named above.

Item 4. Purpose of Transaction

The Reporting Person has acquired their Shares of the Issuer for investment. The Reporting Person evaluates its respective investments in the Shares on a continual basis.

On October 6, 2014, the Issuer, the Reporting Person, through TR Winston and as a holder of the Issuer’s 8% Senior Secured Convertible Debentures (the “Debentures”), and certain other holders of Debentures (the Reporting Person and such holders, the “Holders”) entered into a letter agreement (the “Waiver”), wherein the Holders agreed to waive any events of default that may have occurred under the Debentures prior to the date of the Waiver. In addition, the Waiver grants the Reporting Person, as representative of the Holders, the right, and not the requirement, to nominate two individuals to the Issuer’s board of directors.

Reporting Person from time to time intends to review its investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Person may take such actions in the future as the Reporting Person may deem appropriate in light of the circumstances existing from time to time. If the Reporting Person believes that further investment in the Issuer is attractive, whether because of the market price of the Issuer’s Shares or otherwise, they may acquire shares of common stock or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Person may determine to dispose of some or all of the Shares currently owned by the Reporting Person or otherwise acquired by the Reporting Person either in the open market or in privately negotiated transactions.

The Reporting Person reserves the right to be in contact with members of the Issuer's management, the members of the Issuer's Board of Directors, other significant shareholders and others regarding alternatives that the Issuer could employ to increase shareholder value.

The Reporting Person further reserves the right to act in concert with any other shareholders of the Issuer, or other persons, for a common purpose should it determine to do so, and/or to recommend courses of action to the Issuer's management, the Issuer's Board of Directors, the Issuer's shareholders and others.

Item 5. Interest in Securities of the Issuer

(a)	As of the date hereof, the Reporting Person may be deemed to be the beneficial owner of 2,492,110 Shares, constituting 8.99% of the Shares.

(b)	The Reporting Person (i) has the sole power to vote or direct the vote of 2,492,100 Shares; (ii) has the shared power to vote or direct the vote of 0 Shares; (iii) has the sole power to dispose or direct the disposition of 2,492,100 Shares; and (iv) has the shared power to dispose or direct the disposition of 0 Shares.

(c)	The Reporting Person has engaged in the following transactions in the Issuer’s Common Stock during the last 60 days:

Entity	Transaction	Trade Date	Shares	Price/ Share
Golden Tiger, LLC	Open market sale	8/11/14	3,220	$1.64
Golden Tiger, LLC	Open market sale	9/8/14	2,900	$1.66

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the agreement filed as an exhibit hereto, there are no contracts, arrangements, understandings, or relationships between the Reporting Person and any other person with respect to the securities of the Issuer

Item 7. Material to Be Filed as Exhibits

Exhibit 99.1 - Letter Agreement with holders of Company’s 8% Senior Secured Convertible Debenture, dated as of October 6, 2014

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

October 6, 2014
(Date)

By:	/s/ G. Tyler Runnels
Name:	G. Tyler Runnels